EXHIBIT 11.01

NORTHERN DYNASTY MINERALS LTD.

CODE OF ETHICS AND TRADING RESTRICTIONS

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Introduction

The Company’s policy is to conduct its business in accordance with the highest ethical and legal standards. To assist the Company in achieving this policy, the Board of Directors has adopted this Code of Ethics and Trading Restrictions. The Code is designed to deter wrongdoing and to promote:

(1)	Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;

(2)	Full, fair, accurate, timely and understandable disclosure in reports and documents that the Company submits to regulatory authorities and communicates to the public;

(3)	Compliance with applicable governmental laws and regulations;

(4)	Prompt internal reporting of violations of the Code to appropriate persons identified in the Code; and

(5)	Accountability for adherence to the Code.

The Code applies to all employees, officers, and directors of the Company and its subsidiaries. Because Hunter Dickinson Services Inc. (“HDSI”) employees and officers provide substantial services to the Company, the Code also applies to all employees, officers and directors of HDSI with respect to their activities relating to the Company. Depending on the circumstances, it may also apply to agents and other representatives of the Company. ("You" as used in this Code refers to all such persons, as appropriate.) In addition to your complying with the Code, it is your responsibility to prevent others from violating these standards if you are in a position to do so. If you are not in a position to do so, it is your responsibility to bring the matter to the attention of a member of senior management who is in a position to take appropriate action, or to the attention of an independent member of the Board of Directors.

1.	Avoiding Questionable or Illegal Practices

The Company’s policy is to comply with all laws and regulations that apply to its business, and to avoid any activity that may be regarded as questionable or unethical. Fraudulent, illegal or unethical acts will not be tolerated. No action that would otherwise be questionable is permissible simply because it is customary in a particular location or business.

If you are confronted with a situation that raises an issue under this policy, ask yourself these questions:

•	Is the life, health or safety of anyone, or the environment, endangered by the action?

•	Is it legal?

•	Does it feel honest, fair and ethical?

•	Does it compromise anyone’s trust or integrity?

•	Would the public disclosure of the activity in any way be embarrassing to you, the Company or any other affected employees?

You should be sufficiently familiar with any laws and regulations and Company policies and procedures that apply to your area of work and responsibility. That will permit you to recognize possible breaches and to know when to seek advice. If in doubt, you should discuss the matter with a member of senior management.

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2.	Honesty and Fair Dealing.

When representing the Company, it is important that you deal honestly and fairly with the Company’s joint venture partners, suppliers, customers, professional advisors, competitors, other employees, and anyone else with whom you have contact in the course of performing your job. You should not take any advantage of anyone through actions such as manipulation, concealment, misappropriation or abuse of confidential information, falsification, misrepresentation of material facts, undue influence or any other unfair dealing practice. You also should not give any advantage to anyone for reason of personal relationship, personal benefit or other reasons not involving the best interest of the Company.

3.	Policy to Prevent the Corruption of Foreign Public Officials

Both Canada and the United States have laws making it illegal to corrupt officials of foreign governments or to engage in certain related acts. In Canada, the law is entitled Corruption of Foreign Public Officials Act and in the United States the law is entitled Foreign Corrupt Practices Act. In the discussion that follows, we have always adopted the more stringent requirement of the two laws.

(a)     Persons to Whom the Laws Apply. Both laws apply to the Company and its subsidiaries; their employees, officers and directors; and their agents and representatives. For these purposes, action by a foreign agent or representative is the equivalent of action by the Company.

The laws may apply in whole or in part to foreign companies and joint ventures if a U.S. or Canadian company controls the foreign company or joint venture or otherwise authorizes, directs or participates in activity by the foreign company or joint venture. Deciding whether activities of a foreign company or joint venture are authorized, directed or participated in by the Company in any particular instance will be an uncertain exercise with uncertain results. In addition, allegations of illegal conduct by any company or joint venture in which the Company has a significant interest can only cause damage to the reputation of the Company. For this reason, you should assume that any action of any foreign companies and joint ventures in which the Company has a significant interest, including the actions of the employees and agents of such foreign companies and joint ventures, will be attributable to the Company.

(b)     Prohibition. The laws make it illegal to offer or provide money or anything of value for the personal benefit of (i) any foreign government official or any official of a public international organization (such as the International Monetary Fund, regional development banks or other multilateral organizations) or (ii) any foreign political party or its officials or any political candidate for the purpose of: influencing that official in the exercise of his or her duties (or non-exercise of those duties); having any such person influence foreign government activity; or otherwise securing an improper advantage for the purpose of aiding the Company in obtaining, retaining or directing business. The laws may be violated if the Company knows, or if it should have been obvious to the Company, that the payments were made for an illegal purpose.

The laws also apply to indirect payments, i.e., where the Company offers or provides money or anything of value to any person with the knowledge that the person will make a payment to a foreign government official, official of a public international organization, foreign political party or its officials, or any political candidate for such a prohibited purpose.

The laws also make it illegal to possess property or proceeds from property known to have been obtained as a result of the bribery of a public official or to “launder” (i.e., deal with intent to conceal) property or proceeds from property obtained as a result of the bribery of a public official.

Foreign government-owned corporations and other instrumentalities are generally treated as if they are governments, and their employees, officers and directors are treated as government officials.

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(c)     Exception to Prohibition. There is an exception in the laws for “facilitating payments.” “Facilitating payments” are payments made to expedite routine governmental action that does not involve obtaining, retaining or directing business. Example include payments to (i) secure processing of papers such as visas, work orders and permits, (ii) induce customs officials to process legally transmitted goods, (iii) obtain police protection, (iv) obtain installation and maintenance of utility connections, and (v) induce minor government functionaries (government employees without discretionary authority over a project or transaction) to complete their jobs in the manner required and where the situation does not involve the securing of business.

There are three additional exceptions:

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It is an affirmative defence if it can be shown that the payment was legal under the written laws and regulations of the foreign country. As an example, in some foreign countries, the Company may be required by law to hire as an agent a national of that country who also is connected to the government of that country in some way or other.

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It also is an affirmative defence if it can be shown that the payment was a reimbursement of travel, lodging and other reasonable and bona fide expenses directly related to the business promotion, demonstration or explanation of the Company’s business, or the execution or performance of a contract with the foreign government. As an example, payment of the travel expenses of a foreign government official to visit one of our mines, as a part of an effort to promote the Company in that country, would fit into this category.

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Unconditional gifts having nominal value, when made openly and as a social amenity, or as a token of esteem, regard or gratitude in accordance with local custom, generally will not be regarded as a bribe.

(d)     Company Policy. The Company’s policy is firm and unconditional. Under no circumstances will the Company ever pay a bribe prohibited by the laws. If you are ever solicited for such a bribe, or if you become aware of any instance where any Company employee, officer, director, agent or representative of the Company or its subsidiaries or its joint ventures proposes to offer such a bribe or is otherwise involved in such illegal activity, you are to report the matter to your immediate superior, or directly to the CEO or CFO of the Company. Any employee, officer, director, agent or representative who participates in any scheme to pay such an illegal bribe will be terminated immediately.

With respect to payments that fall within the exceptions noted above:

•	No “facilitating payments” may be made without the prior written approval of the CEO.

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No payment that would otherwise be an illegal bribe may be made on the basis that it is legal under the written laws and regulations of the foreign country without the prior written approval of the CEO.

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No payment that would otherwise be an illegal bribe may be made on the basis that it is a reimbursement of travel, lodging or other reasonable and bona fide expenses directly related to the business promotion, demonstration or explanation of the Company’s business or the execution or performance of a contract with the foreign government without the prior written approval of the CEO.

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With respect to unconditional gifts of nominal value made openly and as a social amenity, or as a token of esteem, regard or gratitude in accordance with local custom, the CEO will establish a monetary limit on the value of any such gift. Any gifts with a value in excess of that limit must be approved in advance by the CEO.

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(e)     Accounting Requirements. The Company and its affiliated foreign companies and joint ventures must:

•	Keep financial records which, in reasonable detail, accurately and fairly reflect transactions; and

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Maintain a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management authorization, (ii) transactions are properly recorded as needed to permit preparation of financial statements and to maintain accountability for assets, (iii) all assets are recorded on the books of the Company and access to assets is only permitted in accordance with management authorization, and (iv) periodic auditing is done at reasonable intervals and action is taken to resolve discrepancies.

As an example, the accounting provisions require that the Company properly record “facilitating payments” as such and prohibit their characterization in some other form. The accounting provisions also prohibit the Company from maintaining off-record cash “slush” funds or cash that may be accessed without senior management authorization.

(f)     Things to Look For. The following is a list of “red flags” that may indicate the possible existence of corrupt practices:

•	Foreign agent with a poor reputation or with links to the government.

•	Unusually large commission payments or commission payments where the agent does not appear to have provided significant services.

•	Cash payments, or payments without paper trail or compliance with normal internal controls.

•	Unusual bonuses to foreign personnel for which there is little support.

•	Payments to third country accounts.

4.	Corporate Opportunities and Duty of Loyalty

You have a duty of loyalty to the Company, which includes a duty to advance the Company’s legitimate interests when the opportunity to do so arises. Accordingly, you may not use your position or the Company’s name, property, information or good will for personal gain or for the gain of others. You are further prohibited from taking advantage of an opportunity that is discovered through the use of any corporate property, information, contacts or your position with the Company. All such opportunities, actual or perceived, should be reported to your immediate supervisor.

Business opportunities that come to the employees, officers and directors of HDSI are dealt with in accordance with the Services Agreement between the Company and HDSI. . The Audit and Risk Committee of the Board of Directors is charged with the responsibility of reviewing relationships with HDSI, and it will consider such matters as a part of its periodic review of the relationship. Directors of the Company who are also directors of HDSI nevertheless have an overriding fiduciary duty to the Company that is governed by Canadian law.

Outside directors of the Company may have a variety of other business relationships involving duties of loyalty. In addition, outside directors do not, as a general matter, have the same obligation as officers and employees to bring corporate opportunities to the Company. For these reasons, the Code does not apply to outside directors of the Company with respect to issues involving duties of loyalty or corporate opportunities and such issues, to the extent they arise, are to be resolved directly with the Board of Directors.

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5.	Avoiding Conflicts of Interest

A conflict of interest occurs when your private interests, or the private interests of your family, interfere, or appear to interfere, in any way with the best interests of the Company. For these purposes, “family” would generally include your parents and grandparents, spouse, children and grandchildren, siblings, in-laws and other persons who share a residence with you or another member of your family. You must take care to avoid any direct or indirect involvement or understanding that might result in such a conflict or create the appearance of such a conflict. Whether a situation involves a conflict of interest depends on all of the circumstances. Generally, the Company would not consider it a conflict of interest if an employee’s brother or sister were an officer of a competitor. However, the Company would consider it a conflict of interest if a Company employee in charge of procurement were to purchase products or services from a company owned by the employee’s brother or sister or from a company owned by a close personal friend of the employee. The following are examples of conflict of interest situations which generally must be avoided or which may raise a question:

•	Acting as an employee, officer or director of, or a consultant to, a competitor or potential competitor of the Company;

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Having a financial interest in or loan from a business which is a joint venture partner, optionor or optionee, competitor, customer or supplier of the Company or which otherwise does business with the Company (an investment in the securities of a publicly traded company normally would not be considered to present a conflict of interest unless it represented a material part of your savings);

•	Placing of Company business with any other company that is directly or beneficially owned or controlled by you or by members of your family.

Some conflicts are clear-cut; others are less obvious. In addition, there may be circumstances where it is necessary or in the best interests of the Company to have a business relationship with a business or company in which an employee or officer, or his or her family, may have an interest. For example, where Company operations are in a remote location, it may be necessary from time to time to enter into a business relationship with a business controlled by an employee’s family members. For these reasons, you must fully disclose to your supervisor, the CEO or the CFO all circumstances that could be perceived as involving a conflict of interest between the Company and you or members of your family. Full disclosure enables the Company to resolve unclear situations and to ethically handle conflicts of interest before any difficulty can arise. To the extent a conflict of interest cannot be avoided in a reasonable fashion, then appropriate procedures will be put in place to ensure that there is full disclosure and to minimize the involvement of the conflicted individuals in the relationship giving rise to the conflict.

The Company recognizes that there is a potential for a conflict of interest inherent in the Company’s relationship with HDSI. The Board of Directors believe that the Company derives substantial benefits on a cost-effective basis from its continuing relationship with HDSI. The Audit Committee of the Board of Directors will periodically (not less than annually) review the service agreements with HDSI and transactions under such agreements to confirm the fairness to the Company.

Outside directors of the Company are not expected to devote their time and effort solely on behalf of the Company, and they may have a variety of other business relationships that could give rise to a conflict of interest. Any such potential conflicts of interest are not subject to the Code and are to be resolved directly with the Board of Directors.

6.	Giving or Accepting Gifts

The giving or accepting of gifts can adversely affect the Company’s reputation for fair dealing and also create conflicts of interest. You should avoid:

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Giving or offering to give any gift, favour, entertainment, reward, or any other thing of value that might influence or appear to influence the judgment or conduct of the recipient in the performance of his or her job. This includes transactions with government personnel, customers and suppliers. Such action may damage the Company’s reputation for fair dealing and may be illegal.

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Accepting or soliciting a gift, favour, or other thing of value that is intended to, or might appear to, influence your decision-making or professional conduct. In addition to damaging the Company’s reputation for fair dealing, receipt of such gifts could interfere with your ability to make judgments solely in the best interest of the Company, and thus create the appearance of a conflict of interest.

You may give or receive unsolicited gifts or entertainment only in cases where the gifts or entertainment are of nominal value, are customary to the industry, will not violate any laws, and will not influence nor appear to influence the recipient’s judgment or conduct.

7.	Outside Activities

Outside activities must not conflict with the proper performance of your duties.

(a)     Other Business Activity. Full-time employees and officers are expected to devote substantial effort and attention to the furtherance of the Company’s business. In the usual case, this would make it difficult for you to properly perform your duties while also being engaged in other business ventures. For this reason, you may not serve as the proprietor, general partner, officer or director of any other business without first obtaining the written consent of the CEO or CFO. In the case of family owned businesses, the CEO or CFO will normally grant such consent if he or she is satisfied that the involvement in the family business will not conflict with your duties and will not involve any conflict with the interests of the Company. In addition, the CEO may grant consent to an officer or employee serving as a member of the board of directors of another company in special circumstances. (The Board of Directors will consider any proposal for the CEO or the CFO of the Company to serve on the board of another entity, other than not-for-profit entities or family businesses that in no material way compete with the Company or do any material business with the Company.)

This policy does not apply to employees or officers who are also employees or or officers of HDSI with respect to services performed by them for other companies.

(b)     Professional Associations and Charitable Organizations. The Company encourages employees and officers to participate in geological, engineering and other professional associations and activities that do not conflict with their duties for the Company and do not involve conflicts of interest. The Company also encourages officers and employees to participate in charitable organizations and activities. However, you should consult with the CEO or CFO before you undertake any such outside activities requiring a substantial amount of time. In addition, you should not accept a position as an officer or director of a professional or charitable organization without prior consultation with the CEO or CFO, so that they can be satisfied that your activity on behalf of such organizations cannot be attributed to the Company.

(c)     Political and Government Affairs. No Company contributions may be made, directly or indirectly, to any election or issue campaign in any jurisdiction or circumstance that would be unlawful. Corporate contributions may be made in appropriate cases where and when permitted by applicable law, but only with the approval of the CEO. Use of Company equipment, supplies or facilities to support any political party, candidate or campaign, as well as employee activity during normal business hours, may constitute a political contribution. You may not engage in any such activity where it involves Company equipment, supplies or facilities or activity during normal business hours without the prior approval of the CEO. In addition, no action which presents, or may appear to present, the position of the Company with respect to any political or governmental matter may be taken without the prior approval of the CEO.

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The Company encourages employees and officers, as individuals, to take part in political and governmental affairs to the extent that such activity does not interfere with the proper performance of their duties or involve the use of Company assets or a conflict of interest. However, if you wish to run for public office or hold an appointed public position, you must confer with the CEO and counsel for the Company to ensure that the proposed activity is consistent with your duties to the Company and does not involve a conflict of interest.

The outside directors of the Company are not expected to devote their full time and effort solely on behalf of the Company and accordingly this policy does not apply to them.

8.	Accounting and Recordkeeping, Internal Accounting Controls and Auditing Matters.

Many employees of the Company, not just accountants and controllers, participate in the financial control and reporting processes of the Company. If you have ANY responsibility for any aspect of the Company’s financial activities (for example: processing or approval of payments; creation, processing or approval of invoices and credit memos; payroll and benefits decisions; approval of expense reports and other transactions; the estimation of financial reserves or other claims or the amount of any accrual of deferral; or the recording of any of the foregoing in the Company’s records) and/or the preparation of the Company’s financial statements or other financial reports, you must ensure your involvement complies with complete and accurate procedures as per established Company practice.

(a)     Accounting and Recordkeeping. You may not maintain funds or assets for any improper purposes or make false or misleading statements in any Company documents, reports or records. No undisclosed or unrecorded accounts may be established using the Company’s funds or other assets. All accounting records and the financial reports produced from those records must be kept and presented in accordance with applicable law, must accurately and fairly reflect in reasonable detail the Company’s assets, liabilities, revenue and expenses and, where applicable, must be in accordance with applicable accounting principles.

Transactions must be supported by accurate and reasonably detailed documentation and recorded in the proper account. Best efforts are to be made to record transactions in the proper accounting time period. To the extent that estimates are necessary, they must be based on your good faith judgment and be supported by appropriate documentation. No payment or the related accounting entry may be approved or made with the intention or understanding that any part of the payment will be used for any purpose other than that described by the document supporting the entry or payment.

(b)     Internal Accounting Controls. Internal accounting controls have been established to provide reasonable assurances that (i) transactions are executed in accordance with management authorization, (ii) transactions are properly recorded as needed to permit preparation of financial statements and to maintain accountability for assets, (iii) all assets are recorded on the books of the Company and access to assets is only permitted in accordance with management authorization, and (iv) periodic auditing is done at reasonable intervals and action is taken to resolve discrepancies. You must comply with all internal control requirements and ensure that no action is taken to avoid the internal controls requirements.

(c)     Auditing. The Company employs a firm of independent chartered accountants to audit the Company’s annual financial statements. The annual audit has a number of purposes, including (i) compliance with regulatory requirements, (ii) providing an independent assessment of whether the Company’s financial statements fairly present the financial condition, results of operations and cash flow of the Company, (iii) assessment of the accounting principles used and significant estimates made by the Company in preparing its financial statements, and (iv) assessment of the Company’s system of internal controls over financial reporting as required by applicable law and regulatory policies. Each employee is responsible for providing whatever assistance may be required by the auditors. If you receive inquiries from the Company’s independent accountants, you must respond promptly, fully and accurately.

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If you have any concerns as to weaknesses in the Company’s accounting system or in the Company’s internal controls; or if you believe that any instances of fraud,* or incorrect or questionable accounting practices may have occurred; or if you believe that any instances of fraudulent, incorrect or questionable practices may have occurred in connection with the annual audit of the Company’s financial statements, you should consult with your immediate supervisor or with the Company’s CEO or CFO. Alternatively, you may contact the Audit Committee of the Board of Directors using the procedures outlined below under the heading “Reporting of Possible Violations or Other Questionable Practices - Procedures to Submit a Report.” Those procedures include a procedure for confidential, anonymous submission of concerns.

9.	Use of Company Property

You are entrusted with the care, management and cost-effective use of the Company’s property and you are not to make use of these resources for your own personal benefit or for the personal benefit of anyone else. Passwords are to be kept confidential and use of the computer systems is limited to authorized business purposes, although occasional personal use of the internet, e-mail and voice mail will normally be permitted unless your supervisor believes that this privilege is being abused.

However, in order to protect the Company’s interests - including for example, to ensure that the Company’s computers and voice mail are not being used for improper purposes, such as sexual harassment - the Company reserves the right to review the contents of the Company’s computers, its e-mail system, and its voice mail system. No employee has a right of personal privacy with respect to information that is placed in the Company’s computers, the e-mail system, or the voice mail system.

You are responsible to ensure that all Company property assigned to you is maintained in good condition, and you should be able to account for such equipment. Any disposition of Company property should be for the benefit of the Company and not for personal benefit.

Company letterhead stationery is to be used only for correspondence related to the Company’s business. Do not use it for personal correspondence or charitable solicitation.

You are to return all documents and property in your possession upon termination of your employment for any reason.

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*For purposes of the Code, “fraud” includes any deliberate misstatements or omissions in connection with preparation or reporting (internal or external) of financial and/or operating information about the Company, whether or not material and without regard to whether the employee receives any personal benefit.

10.	Proprietary Information

We want our employees to be well informed about our business, our plans for the future, and the successes and challenges we have along the way. In return for this openness, the Company places trust in its employees to maintain the confidentiality of our proprietary information without need for court orders or other legal requirement.

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You are to take all reasonable measures to protect the confidentiality of proprietary information obtained or created by you, or otherwise made known to you, in connection with your activities on behalf of the Company. In addition, you must use proprietary information only for the Company’s legitimate business purposes, and not for your personal benefit or the benefit of anyone else.

To provide the Company with reasonable protection against unauthorized disclosure or unauthorized use of its proprietary information, all employees are required to sign an employment agreement prior to their start with the Company that includes provisions addressing confidentiality. These agreements state in part that the Company retains exclusive ownership of all project information and opportunities arising out of employment or consulting relationships and any information pertaining to the exploration plans of the Company.

For these purposes, “proprietary information” means information developed or secured for use of the Company in its business, where that information is not generally known to or otherwise readily available to the public and members of our industry. Proprietary information includes, without limitation:

•	The Company’s ideas, discoveries, projects, data, contact information and production processes.

•	Information concerning actual or projected expenditures, corporate transactions, earnings or operating results or business transactions that has not been disclosed by the Company.

•	Investor lists, relationships with consultants, contracts, business plans and strategies.

•	Personnel information.

It is your responsibility to know what information is proprietary and ensure that you use and disclose it only in the performance of your duties with the Company. If you are unsure, consider the information to be confidential until you obtain clarification.

If your employment terminates, you will continue to be bound to your obligations of confidentiality to the maximum extent permitted by law.

11.	Outside Ideas

The purpose of this policy is to avoid the risk of allegation of unauthorized use or disclosure of another person’s proprietary rights, ideas or information.

When an idea, prospect, opportunity, or other confidential or proprietary information is submitted to the Company by an outsider, care must be taken to ensure that the outsider signs an agreement defining the Company’s rights and obligations before the idea or prospect or information is disclosed to employees qualified to evaluate it or use it. Outsiders who propose to submit information should be told to submit the information in writing. Outsiders should also be told that any submission constitutes their agreement that the Company’s brief review to determine possible interest will not create any non-use, confidentiality or area of interest agreement or obligation of the Company. If they do not so agree, they should be told not to submit their information.

On its receipt, any such information should be sent to the CEO or CFO or persons authorized by them to evaluate outside submissions. No one other than the CEO or CFO and persons authorized by them are to evaluate any outside submission.

Each written submission will first be reviewed to see if it purports to impose non-use, confidentiality or area of interest obligations. If it does, no further review should be made and, unless the CEO upon being notified otherwise directs, the material should be returned without further review. If the material does not purport to impose such an obligation, it should be reviewed briefly to see if it might be of interest. If it is not of interest, it is to be returned with a letter stating that the information was briefly reviewed to determine possible interest, that the information is not of interest, and that the Company has no non-use, confidentiality or area of interest agreement or obligation to the sender. If the sender was previously so informed, the letter should also refer to that prior advice. If the material appears to be of interest, then the Company will need to enter into an appropriate confidentiality agreement setting out the parties’ rights and obligations before any further review or use of the information.

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Third party data subject to confidentiality obligations should be so marked, all confidentiality obligations should be noted on the relevant document or file, and all such obligations must be strictly adhered to.

12.	Disclosure Policy

The Company has both legal and ethical obligations to provide appropriate disclosure of material information, and to ensure that employees and others do not benefit from having and using undisclosed material information. “Material information” is any information that reasonably could be expected to affect the market for the Company’s stock or to influence an investor’s decision to buy, sell or hold the stock. The wrongful use of undisclosed material information may make both the Company and the individual involved liable for criminal and/or civil penalties and damage awards.

(a)     Control of Confidential Information. All employees have the responsibility to inform senior management on a timely basis of events or developments that might have a material effect on the Company. Such information should be communicated to your superior or to members of senior management.

Strict confidentiality must be maintained with regard to disclosure of confidential information to persons within the Company who have no need to know, and to anyone outside of the Company. Care must be taken when handling confidential correspondence, assay results, reports, documents, memos and facsimiles. Documents containing confidential information should be shredded or otherwise destroyed, and not placed in rubbish bins. Visitors to the offices or work sites of the Company are not to be left unattended at any time, except in designated “safe” locations, e.g. reception area and conference rooms. Discussions by Company personnel concerning Company business should be confined to Company personnel only and on a “need to know” basis, and should never occur in public places such as elevators and airplanes.

(b)     Public Disclosure Responsibilities. The Company has a variety of disclosure obligations under laws and stock exchange rules. The Company fulfills those obligations through regulatory filings, periodic reports to shareholders, press releases, and web site disclosure. The Company also provides information to shareholders and others through communications with the media, analysts and others in the financial community, by way of industry presentations, and in response to inquiries. In carrying out the Company’s disclosure responsibilities:

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The CEO, the CFO, and other members of senior management, as appropriate, have the sole responsibility to determine (i) whether a particular matter is sufficiently material to the Company to require disclosure, and (ii) the content, time and manner of disclosure.

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Company Spokespersons have the exclusive authority to speak for the Company with respect to matters of public disclosure. The Company Spokespersons consist of the CEO and any other persons who are authorized by the CEO, generally or in a specific instance, to speak for the Company. NO OTHER PERSONS ARE AUTHORIZED TO COMMUNICATE AS TO MATTERS OF PUBLIC DISCLOSURE ON BEHALF OF THE COMPANY.

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It is the responsibility of the Company to ensure that that undisclosed material information is disseminated in such a way that all members of the public have equal access to the information. Substantial security holders and analysts in particular MUST NOT receive preferential treatment in the matter of information disclosure. For example, previously undisclosed material information is not to be disseminated by way of communications with analysts, in earnings telephone conferences, or in industry conference presentations. If material undisclosed information is to be communicated through such means, it must first be communicated to the public generally by way of a press release or regulatory filing such as a material change report or Form 6-K report. Persons given early access to undisclosed material information may not use that information to trade in the Company’s securities, and they, the Company and the individual who causes the early disclosure may be liable for civil and criminal penalties and damage awards if there is trading on undisclosed material information.

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(c)     External Communications and Inquiries from Analysts, Media and Other Outsiders. Communications intended for dissemination outside of the Company and concerning the Company’s business must be referred to the CEO or to one of the designated Company Spokespersons prior to dissemination. This includes presentations to analysts and papers or presentations to professional groups and others.

All inquiries from the press, securities analysts, investors and other outsiders concerning the Company’s business and affairs must be referred to one of the designated Company Spokespersons. This will ensure that information is disclosed consistently and equitably. Unless specifically authorized, no one is authorized to respond to such inquiries.

(d)     Comments on and Dissemination of Analysts’ Reports and Other Media Stories. From time to time, the Company may be asked to review or comment on analysts’ reports or other media stories about the Company. No employee, officer or director is to review or comment on analysts’ reports or media stories except an authorized Company Spokesperson, and any such inquiry should be forwarded to such an authorized person without any comments. If a Company Spokesperson does review such a report or story, the Company Spokesperson should review the report or story ONLY for factual information and limit his/her comments to discussion or correction of facts. Furthermore, no undisclosed material information is to be communicated in the course of such a review and comment. If factual correction would result in the disclosure of undisclosed material information, the Company Spokesperson must take the necessary steps to ensure that such information is communicated to the public generally before it is communicated to the particular analyst or other person making the inquiry.

Employees, officers or directors of the Company may be asked to forward or recommend analysts’ reports or may consider forwarding analysts’ reports or media stories about the Company. The forwarding or recommending of such reports or stories may be regarded as verifying or validating the information contained in the reports or stories. If any of the information in the report or story is not accurate, the act of forwarding or recommending the report or story may constitute the dissemination of false or misleading information in violation of securities laws. In addition, if any of the information in the report or story is accurate but has not been generally disseminated by the Company, the forwarding or recommending of the report or story may constitute selective disclosure in violation of securities laws. Finally, copying and dissemination of analysts’ reports and media stories may violate copyright laws or the proprietary rights of the authors of the reports or stories. For these reasons, no employee, officer or director should reproduce and distribute or otherwise disseminate such reports and stories unless specifically approved by the CEO. Persons requesting such materials should be referred to the author or organization that published the material. In addition, employees, officers and directors should not recommend particular analysts’ reports on the Company to any person.

(e)     Comments on Rumours and Correction of Selective Disclosure. Employees, officers and directors must not comment, whether positively or negatively, on rumours about the Company’s business. Information about such rumours should be reported to the Company Spokespersons. In general, the Company’s policy is not to comment on rumours. If a stock exchange or securities regulatory authority requests the Company to make a definitive statement in response to rumours, a Company Spokesperson will consider the matter in consultation with legal counsel.

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If any employee, officer or director makes an unauthorized or premature disclosure of undisclosed material information (inadvertently or otherwise), the person responsible for the disclosure, and any other employee, officer or director learning of it, must contact the CEO or other Company Spokesperson as soon as possible, and the CEO and other Company Spokespersons will consider the Company’s responsibilities under applicable law.

13.	Securities Transactions

(a)     Restrictions on Trading. In general, employees, officers and directors, and their family members, may trade in Company securities unless:

•	A Blackout Period (see below) is in place, or

•	The person has knowledge of undisclosed material information.

If a Blackout Period exists, or if you have knowledge of undisclosed material information, neither you nor your family members may trade in Company securities. For purposes of this policy, “family member” means your spouse, your minor children, any person substantially dependent on you for support, and other persons who share a residence with you. There are two exceptions to this policy: (i) you may exercise any fixed price option or warrant issued by the Company, BUT you may not sell the security acquired on exercise of the option or warrant so long as either condition exists; and (ii) you may sell securities pursuant to a previously existing Trading Plan entered into with a qualifying broker under Section 161 of the rules to the Securities Act of British Columbia and pursuant to SEC Rule 10b5-1, provided that you were not in possession of undisclosed material information (unless it has since been disclosed) at the time you established the Trading Plan.

In addition, while you are in possession of undisclosed material information, you and your family members must not trade in the securities of companies that have a significant legal or financial business relationship, direct or indirect, with the Company (generally joint venture partners) if the undisclosed material information relates to the subject matter of that business relationship.

(b)     Blackout Period. From time to time, the CEO or other Company Spokesperson may institute a Blackout Period because of the existence of undisclosed material information. If a Blackout Period is instituted, you will be notified, generally by e-mail. Once notified of the existence of a Blackout Period, except as noted above, you and your family members may not trade in the Company’s securities until you have been notified that the Blackout Period has been terminated. The existence of a Blackout Period is itself an item of confidential information that is not to be disclosed to persons outside of the Company.

(c)     Special Considerations in Investing in Company Securities. You and your family members are urged not to purchase securities of the Company using borrowed funds in an amount or on terms and conditions which are not prudent in light of your financial condition. In addition, careful consideration should be given before pledging Company securities for a loan because of the potential insider trading liability that could arise if the lender should seek to sell the securities at a time when there is undisclosed material information about the Company.

(d)     Certain Additional Policies. These additional policies apply to officers and directors and in regards to short sales, employees, of the Company.

•

No employee, officer or director shall engage in short sales of securities of the Company or sales of borrowed securities of the Company. For purposes hereof, the short sale of Company shares as a method of facilitating the exercise of a valid option granted by the Company shall be deemed not to be a short sale for purposes of the aforementioned restriction notwithstanding any such sale-against-an-option may be treated as a short sale under Canadian securities legislation. Before selling short against an option, the holder of the option should bring the proposed transaction to the attention of the Company’s CEO or CFO so as to ensure the transaction is treated properly, unless the transaction is through the use of an option exercise and sale facility established by the Company.

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•

No officer or director shall acquire financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchanged funds, that are designed to hedge or offset a decrease in market value of options or equity securities granted as compensation or held directly or indirectly by the officer or director.

•

No officer or director shall place automatic buy or sell orders with brokers except for a Trading Plan entered into with a qualifying broker under Section 161 of the rules to the Securities Act of British Columbia and pursuant to SEC Rule 10b5-1, provided that you were not in possession of undisclosed material information (unless it has since been disclosed) at the time you established the Trading Plan.

•

No officer or director of the Company shall buy or sell equity securities of the Company during the period that begins five trading days before and ends one trading day after the public release of quarterly and annual results of operation of the Company.

14.	Administration and Distribution

The Company’s Board of Directors, the Audit and Risk Committee, and the Nominating and Governance Committee have established the standards of business ethics and conduct contained in the Code, and it is their responsibility to oversee compliance with the Code. Any change in or waiver of any provision of the Code shall require approval of the Audit and Risk Committee or the Nominating and Governance Committee, as applicable, and shall be publicly disclosed in the time period and manner as required by law or regulation.

The Code is to be distributed to each employee, officer and director of the Company and to the employees, officers and directors of HDSI. It will also be made available via the Company’s Internet site.

Strict adherence to the Code is vital. Directors will confirm on an annual basis in connection with the preparation of the Management Information Circular that they have read and understand the Code of Ethics. Management will adopt appropriate policies to ensure that officers and employees are provided with and have read the Code of Ethics. All managers are responsible for ensuring that employees under their supervision are aware of and understand the provisions of the Code For clarification or guidance on any point in the Code, please consult the CEO or CFO.

15.	Reporting of Possible Violations or Other Questionable Practices

The following procedures govern the reporting and treatment of reports of possible violations of the Code. The Company's Audit and Risk Committee Charter provides that the Audit and Risk Committee is to establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Audit and Risk Committee has adopted these procedures as to complaints and submissions regarding accounting, internal accounting controls or auditing matters, and the Nominating and Governance Committee has adopted these procedures as to all other complaints and submissions regarding the Code.

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(a)     When to Make a Report. You should make a report if you believe that any employee, officer or director of the Company or HDSI, or any agent or representative of the Company, may have or is about to engage in any conduct which you believe may be:

•	A violation of the Code or any internal policy or code of practice,

•	A violation or otherwise involve questionable practices in connection with accounting, internal accounting controls or auditing matters,

•	A violation of any law or regulation,

•	Corruption, mismanagement or fraud, or

•	A danger to the public or danger to worker health and safety or the environment.

If you are unsure about the matter but concerned about the possibility of a violation or questionable practice, you should nonetheless report the matter. Delays in bringing the information to the attention of senior management, the Audit and Risk Committee, or the Nominating and Governance Committee may cause damage, complications, and irreversible consequences for the Company. Following the steps outlined below will allow the Company to address the issues and ensure that timely remedial action is taken.

(b)     Procedures to Submit a Report. You may make a report under this procedure in one of the following ways:

•

Bring the matter to the attention of your immediate supervisor. Any supervisor receiving such a report is to immediately bring the matter to the attention of the CEO, the CFO, or other member of senior management.

•	Bring the matter to the attention of the CEO, the CFO, or any other member of senior management.

•

Bring the matter to the attention of an independent director of the Company. Matters relating to accounting, internal accounting controls or auditing matters should be reported to the Chairman of the Audit and Risk Committee. All other matters should be reported to the Chairman of the Nominating and Governance Committee. If you are uncertain as to whether the matter should go to the Audit and Risk Committee or the Nominating and Governance Committee, you may choose either one. You may make the report orally, in writing, or by e-mail. All reports will be treated as confidential to the extent possible, and only revealed on a need-to-know basis or as required by law or court order. Contact information for the Chairman of the Audit and Risk Committee and the Chairman of the Nominating and Governance Committee is as follows:

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Chairman of the Audit Committee		Chairman of the Nominating and Governance Committee

Name:	Marcel de Groot	Name:	David De Witt

Address:	Ste. 1400-400 Burrard Street, Vancouver, BC V6C 3A6	Address:	Ste. 1400-400 Burrard Street, Vancouver, BC V6C 3A6

Telephone No.:	(604)-628-1102	Telephone No.:	(604)-628-1100

E-mail address:	mdegroot@pathwaycapital.ca	E-mail address:	ddewitt@pathwaycapital.ca

•	If you prefer to report on an anonymous basis, call on the Northern Dynasty hotline at 1- 877-874-8416. Any calls to this number will be forwarded to the Chairman of the Audit and Risk Committee for further handling.

With respect to matters involving the possible violation of laws or regulations, you also may choose to bring such concerns to an outside regulatory authority. However, the Company is committed to taking internal action in response to employee concerns, and would appreciate the opportunity to do so, if appropriate.

(c)     Follow-up and Outcome.

(i)     On receipt of a complaint, the complaint will be reported promptly to the Chairman of the Audit and Risk Committee if it relates to accounting, internal accounting controls or auditing matters, and to the Chairman of the Nominating and Governance Committee if it relates to other matters under the Code. In the case of an oral complaint, the party receiving the complaint is to report it orally and also to prepare a written summary for the Chairman of the Audit and Risk Committee or Nominating and Governance Committee, as applicable.

(ii)     The appropriate Committee Chairman will promptly commission the conduct of an investigation. At the election of the Committee Chairman, the investigation may be conducted by Company personnel, or by outside counsel, accountants or other persons employed by the appropriate Committee.

(iii)    The identity of a person filing a complaint will be treated as confidential to the extent possible, and only revealed on a need-to-know basis or as required by law or court order.

(iv)     On completion of the investigation, an oral and/or written investigative report will be provided to management and the Audit and Risk Committee or Nominating and Governance Committee, as applicable. If any unlawful, violative or other questionable conduct is discovered, the appropriate Committee will cause to be taken such remedial action as the Committee deems appropriate under the circumstances to achieve compliance with the applicable law, regulation or policy and to otherwise remedy the unlawful, violative or other questionable conduct. The Chairman of the appropriate Committee will prepare, or cause to be prepared, a written summary of the remedial action taken.

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(v)     In each case, the written investigative report (or summary of any oral report), and a written summary of the remedial action taken in response to the investigative report will be retained along with the original complaint/report by or under the authority of the appropriate Committee Chairman for a period of four years after the resolution of the matter.

(d)     Prohibition Against Retaliation. The Company welcomes the courage and honesty of an employee who voices concern over a particular matter that he or she believes to be unlawful or harmful. Any attempts to intimidate, threaten, harass or retaliate against any employee based upon a good faith report made by an employee pursuant to the Code is strictly prohibited and will result in disciplinary action up to and including termination of the person responsible for any such intimidation, threat, harassment or retaliation.

However, groundless or unwarranted complaints - including those with vindictive intent – are not acceptable. Appropriate disciplinary measures will be taken if allegations are initiated for malicious reasons or in bad faith.

(e)     Governmental or Company Inquiry. If you receive an inquiry from a governmental authority concerning suspected unlawful conduct, you should immediately direct the inquiry to your immediate superior, the CEO, the CFO or other member of senior management. In such circumstances, you should take measures to preserve documents and other items relevant to the investigation. To conceal an offence or to alter or destroy evidence is illegal and may result in criminal prosecution. It also violates the Company’s commitment of conducting its business in a legal and ethical manner and is strictly prohibited.

If you receive an inquiry from the Company representative or a Board committee in connection with an investigation under the Code, you are equally obligated to take measures to preserve documents and other items relevant to the investigation.

(f)     Failure to Comply or File a Report. The Company is committed to complying with all applicable laws, regulations and policies. Such compliance is only possible if all employees, officers and directors ensure that they follow all applicable laws, and Company policies and guidelines. When in doubt, ask the CEO, CFO or other members of senior management. Personnel who violate the law or the Company’s compliance policies or knowingly fail to report a violation of law or compliance policy may be subject to disciplinary action, up to and including dismissal. The nature and extent of the action will be determined on a case-by-case basis. In reviewing the situation, the following is a partial list of considerations:

•	The nature and severity of the offence.

•	Whether the persons involved acted reasonably.

•	The efforts by the persons involved to obtain guidance before the offence occurred.

•	Whether the persons involved reported themselves.

Personnel are encouraged to report their own wrongdoing or possible wrongdoing. This action will be taken into account when assessing the appropriate discipline, if any. The Company will also recognize situations where a person has made an honest mistake and will take it into account in deciding the course of action to pursue.

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